Rule 424(b)(3)
                                                            (File No. 333-04612)

                            U.S. ENERGY SYSTEMS, INC.

                    Prospectus Supplement Dated June 20, 2001
                       (To Prospectus dated May 24, 2001)

     The following information updates and amends the Prospectus included in Post Effective Amendment No. 4 to our Registration Statement on Form SB-2 (File No. 333-04612) and should be read in conjunction therewith.

Acquisition of Trigen Energy Canada Company

     On June 11, 2001, USE Canada Acquisition Corp., an indirect wholly owned subsidiary of US Energy acquired Trigen Energy Canada Company, a Nova Scotia unlimited liability company ("TECC"). The purchase price was $27,000,000 (Canadian), of which $3,000,000 (Canadian) was paid in cash and the $24,000,000 (Canadian) balance was paid pursuant to a 6.5% promissory note which matures in December 2001. The obligations evidenced by the note are secured by all of the shares of TECC.

     US Energy contemplates that the note is to be refinanced by one or more institutional lenders. US Energy is in discussions with potential lenders but has not obtained any commitments to refinance this obligation and no assurance can be given that US Energy will be able to refinance this obligation. If US Energy is unable to refinance the note by December 2001, Arthur J. Gallagher & Co. has agreed to lend USE Canada Acquisition Corp. $10 million (USD), which sum, together with such other funds required to pay all amounts due under the $24 million (Canadian) note, is to be applied to the payment of the note. This loan will bear interest at the rate of 9% per annum (payable annually) and the principal amount thereof is to be paid annually from the acquired projects net after tax cash flow (as defined in the agreement governing same) less certain deductions. This loan may be prepaid without premium or penalty. US Energy has agreed to pay Arthur J. Gallagher specified fees for its role in these transactions.

     As a result of this acquisition, US Energy owns the energy projects and facilities described below - these projects are located at Charlottetown, Prince Edward Island and London, Ontario. We anticipate that on a going forward basis, the revenue from these projects on a combined basis will exceed $10 million
(USD) annually.

Charlottetown - Prince Edward Island Operations

     These operations generate steam, hot water and electrically from biomass, municipal waste and oil. The energy which is generated in the form of heat is primarily used to produce hot water which is then pumped through the Charlottetown district heating system. The district heating system consists of approximately 16 kilometers of

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underground piping which supplies approximately 80 customers. A significant portion of this facility's revenues are derived from governmental or quasi-governmental entities under contracts with terms ranging from two to thirty years. Although these contracts are generally negotiated on a fixed price basis, adjustments are provided to reflect changes in costs. These facilities also supply a hospital complex with steam through a separate two kilometer steam distribution line and generates approximately 1.2 megawatts of electricity, almost all of which is used to supply the power needs of the distribution system itself.

London, Ontario Operations

     These operations include the main plaint containing oil and gas fired boilers and chillers and a cogeneration unit which produces both electricity and steam; and four unmanned satellite chiller plants at separate locations in downtown London. The district heating system in London consists of six kilometers of steam distribution piping and one kilometer of chilled water piping. The plant produces a total of 170,00 pounds per hour of steam, 2,500 tons of chilled water and 3.7 megawatts of electrical generating capacity, a portion of which is supplied to the local power grid. This facility has approximately 60 customers.

Gaines, Berland

     Pursuant to the underwriting agreement we entered into in 1996 with Gaines, Berland, it is entitled to a warrant solicitation fee of five percent of the exercise price of our publicly traded warrants if it solicits the exercise of these warrants and the other conditions specified in the underwriting agreement are satisfied. Because it intends to continue to make a market in our securities, Gaines, Berland has waived its right to act as our warrant solicitation agent and has agreed to assign such right to another broker-dealer at our request.

     Gaines, Berland or its assignees was entitled to exercise on a cashless basis its purchase option issued to it in connection with the 1996 underwriting agreement to acquire 310,000 warrants. These warrants entitle the holders thereof to acquire up to 310,000 shares of our common stock at an exercise price of $5.00 per share. In lieu of the exercise of the purchase option to acquire these warrants and the exercise of such warrants, we have issued to Gaines, Berland and its designees an aggregate of 88,571 shares of our common stock. As a result, the proceeds that we would have received from Gaines, Berland if the warrant and purchase option had been exercised for cash is reduced by approximately $1.6 million.

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